UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): FEBRUARY 27, 2008

RATHGIBSON, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-134875	22-3683283
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Half Day Road, Suite 210, Lincolnshire, Illinois	60069
(Address of principal executive offices)	(Zip Code)

(847) 276-2100
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On February 27, 2008, RathGibson, Inc. ("RathGibson" or the "Company"), entered into the Asset Purchase Agreement (the "Asset Purchase Agreement") with Mid-South Control Line, Inc., a Louisiana corporation ("Mid-South") and the stockholders of Mid-South providing for the acquisition by RathGibson of substantially all of the assets and the assumption of certain liabilities of Mid-South, in exchange for a cash purchase price of approximately $25,600,000, subject to the finalization of the net working capital adjustment (referred to as the "Mid-South Acquisition"). The closing of the Mid-South Acquisition occurred simultaneously with the signing of the Asset Purchase Agreement. In connection with the closing of the Mid-South Acquisition, the Company entered into an employment agreement with each of Richard E. Lore, Sr. and Barry J. Hebert, each a stockholder of Mid-South, providing for employment by the Company as officers of the Mid-South Control Line Division of the Company, effective as of closing of the Mid-South Acquisition. Pursuant to such employment agreements, Messrs. Lore and Hebert will receive base salaries of $312,500 and $250,000, respectively, and bonuses in amounts determined by the Company or the Company's Board of Directors and will serve for two-year initial terms which will automatically extend for successive one-year terms thereafter unless either the Company or the applicable executive gives prior written notice that it/he does wish to so extend the term. Messrs. Lore and Hebert are also be entitled under the agreements to participate in all of the applicable employee benefit plans of the Company, to receive the same perquisites and other benefits, as are available to other similarly situated employees, and to receive, in the event of termination by the Company without Cause (as defined in the employment agreements) or by the applicable employee with good reason, certain severance payments and benefits.

The foregoing descriptions are qualified by the Asset Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Form 8-K, and the employment agreements with Messrs. Lore and Hebert, which will be filed in accordance with SEC rules and regulations.

In connection with the Mid-South Acquisition, on February 27, 2008, the Company entered into a fourth amendment to its senior secured revolving credit facility ("Revolving Credit Facility") with General Electric Capital Corporation ("GECC") in which GECC agreed that the Mid-South Acquisition constituted a "Permitted Acquisition" under the Revolving Credit Facility and the Revolving Credit Facility was amended to provide that a deposit control agreement with respect to a Mid-South bank account would be entered into within thirty (30) days after the effective date of the amendment.

The foregoing description is qualified by the Amendment No. 4 to Credit Agreement, a copy of which is filed as Exhibit 10.2 to this Form 8-K.

On February 27, 2008, the Company issued the press release attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished herewith:

10.1 Asset Purchase Agreement, dated as of February 27, 2008, by and among RathGibson, Inc., Mid-South Control Line, Inc., Richard E. Lore, Sr., both individually and as Trustee of: (i) the REL Grantor Retainer Annuity Trust No. 1, (ii) the REL Grantor Retainer Annuity Trust No. 2, and (iii) the REL Grantor Retainer Annuity Trust No. 3, and Barry J. Hebert.

10.2 Amendment No. 4 to Credit Agreement, dated as of February 27, 2008, by and among RathGibson, Inc., the other persons designated as "Credit Parties" on the signature pages thereof, the financial institutions who are or thereafter become parties to the Agreement as Lenders, and General Electric Capital Corporation, as the initial L/C Issuer and as Agent.

99.1 Press Release dated February 27, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RATHGIBSON, INC.

/s/ Barry C. Nuss

Barry C. Nuss

Chief Financial Officer

Date: March 3, 2008